

September 1, 2022

Jiang Hui
Chief Executive Officer
Wave Sync Corp.
19 West 44th Street
Suite 1001
New York, NY 10036

      Re: Wave Sync Corp.
           Form 10-K filed May 24, 2022
           Form 10-Q filed July 6, 2022
           Correspondence filed August 26, 2022
           File No. 001-34113

Dear Mr. Hui:

We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our July 27, 2022 letter.

Correspondence filed August 26, 2022

Results of Operations, page 9

1.   As previously requested, please expand your disclosures to disclose the terms of your rental agreements for the industrial properties i.e. whether the rental fee is fixed or variable and whether the rental contracts are monthly, weekly or annually. Disclose any known seasonal, competitive, regulatory, or economic factors that impact the rental rates you are able to charge. Explain why your cost of revenues appear to exclude facility operating costs such as utilities, insurance, depreciation, landscaping and grass maintenance, taxes, wages, repairs, etc. Fully explain the specific activities you performed to generate the reported digital mining operations revenue. Disclose the normal time period required to generate revenue in these transactions, the number of employees involved, and any related party transactions. Disclose whether the revenue amount is

equal to the cash proceeds received. If not, disclose how you report these non-cash transactions in your Statements of Cash Flows. We may have further comment.

Note 3, page F-18

2.   It remains unclear whether there is an objective basis to value the stock issued in the November 2021 transaction at an amount materially different from the price received in cash in the July 2021 third-party stock sale. In this regard, we note that the Registrant had no substantive operations prior to the November 2021 transaction and that there were no observable factors that could reasonably support your conclusion that the stock value increased from $.50/share to $4/share during that period. We further note that the negotiations leading to the November 2021 acquisition appear to have commenced in April 2021 based on the disclosures on page F-11 of the 10-K. ASC 820-10-05-1c specifically states that the fair value estimation must maximize the use of relevant observable inputs. As previously requested, please revise to fully comply with the guidance in the ASC.

You may contact Al Pavot at 202.551.3738 or Terence O'Brien at 202.551.3355 if you have questions regarding our comments.

Sincerely,

Division of Corporation Finance
Office of Life Sciences